

May 7, 2024

Craig F. Courtemanche, Jr.
Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

  Re: Procore Technologies, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed February 26, 2024
    File No. 001-40396

Dear Craig F. Courtemanche:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58

1. We note that your adjustments for "employer payroll tax on employee stock transactions" in each of your non-GAAP measures presented. Please tell us how you determined it is appropriate to exclude such amounts as they appear to be a normal, recurring, cash operating expense. Refer to Question 100.01 of the non-GAAP C&DIs.

General

2. We note that in your earnings calls you quantify free cash flow per share, which you also discuss in your investor day presentation on your website and in exhibit 99.1 to Form 8-K furnished on September 20, 2023. Please discontinue the presentation and discussion of this measure as non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Refer to Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin Singer